January 9, 2009
Via EDGAR and Overnight Delivery
Mr. Max A. Webb
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Expedia, Inc. Form 10-K for the fiscal year ended December 31, 2007 Filed February 22, 2008 Definitive Proxy Statement on Schedule 14A Filed April 28, 2008 File No. 000-51447
Dear Mr. Webb:
     We are responding to your comment letter dated December 9, 2008, to Dara Khosrowshahi, Chief Executive Officer of Expedia, Inc. (“Expedia” or the “Company”) relating to the above referenced documents.
     For ease of reference, we have repeated below in full the comments contained in your letter, together with our responses to such comments.
Form 10-K
Cover Page
1.	Please disclose the name of each exchange on which securities registered pursuant to Section 12(b) of the Act are registered. Refer to Form 10-K.
RESPONSE: Expedia acknowledges the staff’s comment and will revise the disclosure in future filings accordingly.

Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis
Tax Matters, page 29
2.	We note your disclosure in the second full paragraph and on page 30 that RSU grants and all annual bonuses payable to named executive officers in 2007 were subject to the satisfaction of performance goals tied to stock price performance or growth in EBITA. In future filings, please provide a qualitative and quantitative discussion of all the performance measures to be achieved in order for your executive officers to earn their performance-related compensation. We would expect to see the specific company financial goals, key operating drivers and individual performance objectives used to determine performance-related compensation and how your performance-related awards are specifically structured around such performance goals. Please note that qualitative measures generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K.

To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that it could be excluded under instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation for your conclusion as to competitive harm. To the extent that you have an appropriate basis for omitting disclosure of the performance measures, please revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General Statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, provide as much detail as necessary without providing information what would result in competitive harm. Refer also to Question 118.04 of the Compliance and Disclosure Interpretations for S-K available on our website at www.sec.gov.
RESPONSE: Expedia acknowledges the staff’s comment and will revise the disclosure in future filings accordingly.
     In connection with responding to your comments, we acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or request any further information, please do not hesitate to call the undersigned at (425) 679-3248 or Amy E. Weaver at (425) 679-4283.

Very truly yours,
/s/ Burke F. Norton
Burke F. Norton
Executive Vice President, General Counsel and Secretary

cc:	Dara Khosrowshahi Chief Executive Officer, Expedia, Inc.